ODYSSEY MARINE EXPLORATION, INC.

205 S. Hoover Boulevard

Suite 210

Tampa, Florida 33609

April 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3

File No. 333-261592

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Odyssey Marine Exploration, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-261592), initially filed with the Securities and Exchange Commission on December 10, 2021, together with all amendments and exhibits thereto (as amended, the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement registered the offer and sale from time to time of common stock, preferred stock, and warrants of the Company with a maximum aggregate offering price of $100,000,000 by the Company.

The Company is seeking withdrawal of the Registration Statement because more than three years has elapsed since the Registration Statement was declared effective on December 23, 2021. Based upon the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please direct any questions or comments regarding this correspondence to David M. Doney at Akerman LLP, our counsel, at (813) 209-5070.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Mark D. Gordon
Mark D. Gordon
Chief Executive Officer